                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                           _____________

                            SCHEDULE 13D

             UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         (Amendment No. 1)

                       Smithfield Foods, Inc.
       -----------------------------------------------------
                          (NAME OF ISSUER)


               Common Stock, $.50 par value per share
       ------------------------------------------------------
                   TITLE OF CLASS OF SECURITIES)


                            832248 10 8
       ------------------------------------------------------
                           (CUSIP NUMBER)

                       Robert W. Olson, Esq.
           Vice President, General Counsel and Secretary
                Chiquita Brands International, Inc.
                       250 East Fifth Street
                      Cincinnati, Ohio  45202
                           (513) 784-8000
       ------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
         AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                           April 19, 1996
       ------------------------------------------------------
      (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
        13d-1(b)(3) or (4), check the following box  /   /.

      Check the following box if a fee is being paid with this
                          statement  /  /.

                         Page 1 of 16 Pages

   CUSIP NO. 832248 10 8         13D       Page  2  of 16 Pages

        1    NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Chiquita Brands International, Inc.
                  04-1923360

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  /  /
                                                     (b)  /  /
        3    SEC USE ONLY

        4    SOURCE OF FUNDS*

                  00 - See Item 4

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) or 2(e)       /  /

        6    CITIZENSHIP OR PLACE OF ORGANIZATION
                  New Jersey corporation

                            7    SOLE VOTING POWER

              NUMBER OF               1,094,273 - See Item 5
               SHARES
             BENEFICIALLY   8    SHARED VOTING POWER
              OWNED BY
                EACH                  -0-
             REPORTING
             PERSON WITH    9    SOLE DISPOSITIVE POWER

                                      1,094,273 - See Item 5

                            10   SHARED DISPOSITIVE POWER
                                      -0-

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                  1,094,273 - See Item 5

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*               /   /

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.1% - See Item 4

        14   TYPE OF REPORTING PERSON*
                  CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

   CUSIP NO. 832248 10 8          13D          Page 3 of 16 Pages

        1    NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             American Financial Group, Inc.
             31-1422526

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)   / X /
                                                   (b)   /   /

        3    SEC USE ONLY

        4    SOURCE OF FUNDS*

             00 - See Item 4

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      /   /
        6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Ohio corporation

                            7    SOLE VOTING POWER

             NUMBER OF                -0-
              SHARES
             BENEFICIALLY   8    SHARED VOTING POWER
             OWNED BY
               EACH                 1,094,273 - See Item 5
             REPORTING
             PERSON WITH    9    SOLE DISPOSITIVE POWER

                                       -0-
                            10   SHARED DISPOSITIVE POWER

                                    1,094,273 - See Item 5

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                  1,094,273 - See Item 5

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                   /   /

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.1% - See Item 5

        14   TYPE OF REPORTING PERSON* HC

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

   CUSIP NO. 832248 10 8          13D          Page 4 of 16 Pages

        1    NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             Carl H. Lindner

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)  / X /
                                                    (b)  /   /

        3    SEC USE ONLY

        4    SOURCE OF FUNDS*

                  00 - See Item 4

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      /   /

        6    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States Citizen

                            7    SOLE VOTING POWER

             NUMBER OF              -0-
              SHARES
             BENEFICIALLY   8    SHARED VOTING POWER
              OWNED BY
               EACH                 1,094,273 - See Item 5
             REPORTING
             PERSON WITH    9    SOLE DISPOSITIVE POWER

                                    -0-

                            10   SHARED DISPOSITIVE POWER
                                    1,094,273 - See Item 5

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                  1,094,273 - See Item 5

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                    /   /

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.1% - See Item 5

        14   TYPE OF REPORTING PERSON*
                  IN
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

   CUSIP NO. 832248 10 8          13D          Page 5 of 16 Pages

        1    NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             Carl H. Lindner III

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)  / X /
                                                    (b)  /   /

        3    SEC USE ONLY

        4    SOURCE OF FUNDS*

                  00 - See Item 4

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      /   /

        6    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States Citizen

                            7    SOLE VOTING POWER

             NUMBER OF               -0-
              SHARES
             BENEFICIALLY   8    SHARED VOTING POWER
              OWNED BY
               EACH                 1,094,273 - See Item 5
             REPORTING
             PERSON WITH    9    SOLE DISPOSITIVE POWER

                                      -0-

                            10   SHARED DISPOSITIVE POWER
                                    1,094,273 - See Item 5

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                  1,094,273 - See Item 5

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                    /   /

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.1% - See Item 5

        14   TYPE OF REPORTING PERSON*
                  IN
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

   CUSIP NO. 832248 10 8          13D          Page 6 of 16 Pages

        1    NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             S. Craig Lindner

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)  / X /
                                                    (b)  /   /

        3    SEC USE ONLY

        4    SOURCE OF FUNDS*

                  00 - See Item 4

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) or 2(e)     /   /

        6    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States Citizen

                            7    SOLE VOTING POWER

             NUMBER OF               -0-
              SHARES
             BENEFICIALLY   8    SHARED VOTING POWER
             OWNED BY
              EACH                  1,094,273 - See Item 5
             REPORTING
             PERSON WITH    9    SOLE DISPOSITIVE POWER

                                      -0-

                            10   SHARED DISPOSITIVE POWER
                                    1,094,273 - See Item 5

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                  1,094,273 - See Item 5

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                   /   /

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.1% - See Item 5

        14   TYPE OF REPORTING PERSON*
                  IN
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

   CUSIP NO. 832248 10 8          13D          Page 7 of 16 Pages

        1    NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             Keith E. Lindner

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)  / X /
                                                    (b)  /   /

        3    SEC USE ONLY

        4    SOURCE OF FUNDS*

                  00 - See Item 4

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) or 2(e)     /   /

        6    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States Citizen

                            7    SOLE VOTING POWER

             NUMBER OF               -0-
              SHARES
             BENEFICIALLY   8    SHARED VOTING POWER
              OWNED BY
               EACH                 1,094,273 - See Item 5
             REPORTING
             PERSON WITH    9    SOLE DISPOSITIVE POWER

                                     -0-

                            10   SHARED DISPOSITIVE POWER
                                    1,094,273 - See Item 5

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                  1,094,273 - See Item 5

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                   /   /

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.1% - See Item 5

        14   TYPE OF REPORTING PERSON*
                IN
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

        This Amendment No. 1 to Schedule 13D is filed by Chiquita Brands International, Inc. ( Chiquita ) and, pursuant to an Agreement to file a joint statement, by American Financial Group, Inc. ( American Financial ), Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the Lindner Family and, together with Chiquita and American Financial, the Reporting Persons ), to amend and update the Schedule 13D dated December 20, 1995.
   All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D. Items not included in this Amendment are either not amended or not applicable.

        By virtue of an increase in the number of outstanding shares of Smithfield Common Stock, the number of shares held by Chiquita, which has not changed, now represents approximately 6.1% of Smithfield s outstanding Common Stock.

        As of March 31, 1996, the Lindner Family beneficially owned approximately 44% of the outstanding common stock of American Financial. American Financial, directly and indirectly through its subsidiaries, owns approximately 43% of the outstanding common stock of Chiquita.


   ITEM 1.  SECURITY AND ISSUER.

        Item 1 is amended to state the address of the new principal executive offices of Smithfield. It is: Smithfield
   Foods, Inc., 900 Dominion Towers, 999 Waterside Drive,
   Norfolk, Virginia 23510. Except as set forth above, Item 1 is not otherwise amended.


   ITEM 2.  IDENTITY AND BACKGROUND.
        Item 2 is amended to provide updated information with respect to certain directors and executive officers of Chiquita and American Financial, as set forth on Schedule 1 hereto. Schedule 1 is restated in its entirety from the
   Schedule 1 filed with the Schedule 13D. Except for the revised Schedule 1, Item 2 is not otherwise amended.


   ITEM 4.  PURPOSE OF TRANSACTION.

        Item 4 is amended to report the following:

        On April 19, 1996, Chiquita notified Smithfield, pursuant to Section 1.1 of the Registration Rights Agreement between Chiquita and Smithfield referred to in the Schedule 13D and attached as Exhibit 7.2 to the Schedule 13D, of its exercise of its first demand registration right with respect to all of the 1,094,273 shares (the Shares ) of Smithfield Common Stock owned by Chiquita. As required by the Registration Rights

   Agreement, Chiquita further indicated that it has a present intention to offer the Shares for distribution. As a result of this notice, Smithfield is required to file a registration statement on a proper form promptly, and in no case more than 60 days after receipt of the notice, subject to its right to postpone the filing for up to 90 days if certain conditions specified in the Registration Rights Agreement are met.

        Also on April 19, 1996, Chiquita notified Smithfield, pursuant to Section 7.6 of the Registration Rights Agreement, that it desires to transfer all of the Shares together with its rights under the Registration Rights Agreement to a party other than an affiliate of Chiquita. As a result of this notice, Chiquita would have the right to transfer its rights under the Registration Rights Agreement without Smithfield's consent if Chiquita were to sell Shares in a private transaction effected more than 30 days after the giving of this notice.

        A copy of Chiquita's letter to Smithfield transmitting the foregoing notices is attached as Exhibit 7.6. Except as set forth above, Item 4 is not otherwise amended.


   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 is amended to add the following exhibit:

        7.6  Letter to Smithfield from Chiquita dated April 19,
   1996, pursuant to Sections 1.1 and 7.6 of the Registration
   Rights Agreement.

        After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.
                            CHIQUITA BRANDS INTERNATIONAL, INC.


   Dated: April 22, 1996    BY:  /s/Robert W. Olson
   ---------------------        -------------------------------
                                  Robert W. Olson
                               Its: Vice President, General
                                  Counsel and Secretary


                            AMERICAN FINANCIAL GROUP, INC.


   Dated: April 22, 1996    BY:  /s/James C. Kennedy
   ---------------------        -------------------------------
                                  James C. Kennedy
                               Its: Secretary

   Dated April 22, 1996        /s/James C. Kennedy
   --------------------         -------------------------------
                                 James C. Kennedy, As
                                 Attorney-In-Fact for:
                                   Carl H. Lindner
                                   Carl H. Lindner III
                                   S. Craig Lindner
                                   Keith E. Lindner

                             SCHEDULE 1
                             ----------

      The following is information with respect to each person who is a director or executive officer of Chiquita and each person ultimately in control of Chiquita.

      American Financial is a holding company which, through its subsidiaries, is engaged primarily in specialty and multi-line property and casualty insurance businesses and in the sale of tax-deferred annuities.

      Carl H. Lindner is Chairman of the Board and Chief
   Executive Officer of Chiquita. Mr. Lindner's principal occupation is Chairman of the Board of Directors and Chief
   Executive Officer of American Financial.

      Carl H. Lindner, III's principal occupation is Co-President of American Financial.

      Keith E. Lindner is a director and the President and Chief
   Operating Officer of Chiquita.  He is also Co-President of
   American Financial.

      S. Craig Lindner's principal occupations are Co-President of American Financial and President of American Annuity Group,
   Inc. ("AAG"), a subsidiary of American Financial. AAG, through its subsidiaries, is engaged in the sale of annuities and life insurance.

      The identity and background of the executive officers and directors of Chiquita (other than Carl H. Lindner and Keith E.
   Lindner, for whom such information is set forth above) are as follows:

      Fred J. Runk is a director of Chiquita. His principal occupation is Senior Vice President and Treasurer of American
   Financial.

      Jean Head Sisco is a director of Chiquita. Her principal occupation is a Partner in Sisco Associates, management consultants. The business address of Mrs. Sisco is 2517
   Massachusetts Avenue, N.W., Washington, D.C. 20008.

      William W. Verity is a director of Chiquita. Mr. Verity's principal occupation is Chairman and Chief Executive Officer of ENCOR Holdings, Inc. ("ENCOR"). ENCOR develops and manufactures plastic molded components and is a subsidiary of Leaver Corp., an investment holding company, of which Mr. Verity also serves as Chairman. The business address of Mr. Verity is 3905 Vincennes Road, Indianapolis, Indiana 46268.

      Oliver W. Waddell is a director of Chiquita. Mr. Waddell is the retired Chairman, President and Chief Executive Officer of Star Banc Corporation, a multi-state bank holding company.

   Mr. Waddell's business address is Star Bank Center, 425 Walnut
   Street, 9th Floor, Cincinnati, Ohio 45202.

      Ronald F. Walker is a director of Chiquita. Mr. Walker's principal occupation is Vice Chairman of Great American
   Insurance Company, a subsidiary of American Financial.

      Robert F. Kistinger is Senior Executive Vice President of
   Chiquita's Chiquita Banana Group.

      Robert W. Olson is Vice President, General Counsel and
   Secretary of Chiquita.

      Jos P. Stalenhoef is the President of Chiquita Banana
   Company-North American Division.

      William A. Tsacalis is Vice President and Controller of
   Chiquita.

      Steven G. Warshaw is Executive Vice President, Chief
   Administrative Officer and Chief Financial Officer of Chiquita.

      The identity and background of the executive officers and directors of American Financial (other than Carl H. Lindner,
   Keith E. Lindner, and Fred J. Runk, for whom such information is set forth above) are as follows:

      Theodore H. Emmerich is a director of American Financial.
   He is a retired managing partner of Ernst & Young, certified public accountants, Cincinnati, Ohio. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

      James E. Evans' principal occupation is Senior Vice President and General Counsel of American Financial. He is also a director of American Financial.
      Thomas M. Hunt is a director of American Financial. His principal occupation is President of Hunt Petroleum Corporation, an oil and gas production company. Mr. Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas 75201.

      William Martin is a director of American Financial. His principal occupation is Chairman of the Board of MB Computing, Inc., a privately held computer software development company.
   Mr. Martin's business address is 245 46th Avenue, St.
   Petersburg Beach, Florida  33706.

      Neil M. Hahl's principal occupation is a Senior Vice
   President of American Financial.

      Thomas E. Mischell's principal occupation is Senior Vice
   President - Taxes of American Financial.

      The business address for American Financial. Carl H. Lindner, Carl H. Lindner, III, S. Craig Lindner, Neil M. Hahl, Ronald F. Walker, Theodore H. Emmerich, James E. Evans, Thomas
   E. Mischell and Fred J. Runk is One East Fourth Street, Cincinnati, Ohio 45202. The business address for Keith E. Lindner, Robert F. Kistinger, Robert W. Olson, Jos P. Stalenhoef, William A. Tsacalis and Steven G. Warshaw is 250 East Fifth Street, Cincinnati, Ohio 45202.

      None of the persons listed above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      None of the persons listed above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Each of the persons listed above is a United States citizen.

                           EXHIBIT INDEX
                           -------------

   Exhibit No.              Description of Exhibit
   ------------------------------------------------

   7.1 Stock Purchase Agreement dated December 20, 1995 between Smith-field Foods, Inc. and Chiquita Brands International, Inc.*

   7.2 Registration Rights Agreement dated December 20, 1995 between Smithfield Foods, Inc. and Chiquita Brands International, Inc. relating to the Common Stock issued pursuant to the Stock Purchase Agreement*

   7.3                      Agreement to file Joint Statement*

   7.4                      Powers of Attorney*

   7.5 Rights Agreement between Smithfield and First Union National Bank of North Carolina, dated as of May 8, 1991, as amended by Amendment No. 1 dated as of January 31, 1994.*

   7.6                      Letter to Smithfield from Chiquita
                            dated April 19, 1996 pursuant to
                            Sections 1.1 and 7.6 of the
                            Registration Rights Agreement.

   *Previously filed or incorporated by reference.

                                           Exhibit 7.6

                Chiquita Brands International, Inc.
                       250 East Fifth Street
                       Cincinnati, Ohio 45202
                           (513) 784-8000



   Smithfield Foods, Inc.
   900 Dominion Towers
   999 Waterside Drive
   Norfolk, Virginia 23510
   Attention:  Joseph W. Luter III
   Facsimile No: (804) 365-3018



                                 April 19, 1996

   Re:  Registration Rights Agreement dated December 20, 1995
        (the "Agreement") between Smithfield Foods Inc.
        ("Smithfield") and Chiquita Brands International, Inc.
        ("Chiquita")
        ______________________________________________________

      --Request for Demand Registration Rights pursuant to
      Section 1.1

      --Notice of Proposed Transfer of Shares and related rights pursuant to Section 7.6

   Dear Mr. Luter:

      Pursuant to Section 1.1 of the above-referenced Agreement, Chiquita hereby requests that Smithfield prepare and file a registration statement, as required by Section 1.1 of the Agreement, with respect to all of the 1,094,273 shares of common stock, par value Fifty Cents ($.50) per share, of Smithfield held by Chiquita (the Shares ). Chiquita s present intention is to offer the Shares for distribution and Chiquita undertakes to provide all such information and materials and take all such actions and execute all such documents as may be required in order to permit Smithfield to comply with all applicable requirements of the Securities and Exchange Commission and to obtain acceleration of the effective date of the Registration Statement.

      Pursuant to Section 7.6 of the Agreement, Chiquita hereby notifies Smithfield that it desires to transfer all of the Shares, together with all of the rights of Chiquita under the Agreement, to a party other than an Affiliate of Chiquita (as defined in the Agreement).

                            Very truly yours,

                            Chiquita Brands International, Inc.

                            By /s/Robert W.Olson
                                 Robert W. Olson
                            Vice President, General Counsel and
                            Secretary

   cc:  Peter M. Sommerhauser, Esq.
        Godfrey & Kahn, S.C.
        780 North Water Street
        Milwaukee, WI 53202
        Facsimile No:  (414) 273-5198

        Sam Young Garrett, Esq.
        McGuire, Woods, Battle & Booth, LLP
        One James Center
        901 East Cary StreetRichmond, VA 23219
        Facsimile No: (804) 775-7456